

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 15, 2016

<u>Via E-mail</u>
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Ingevity Corporation
5255 Virginia Avenue
North Charleston, South Carolina 29406

>   **Re: Ingevity Corporation**
>   **Amended Registration Statement on Form 10-12B**
>   **Filed April 04, 2016**
>   **File No. 001-37586**

Dear Mr. McIntosh:

We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. We note the additional information you provided in your response to comment 8 of our letter dated March 21, 2016. As previously requested, please quantify and more fully explain the most significant assumptions that changed in WestRock's fair value determinations of its Specialty Chemicals segment as of the merger date and during the period ended December 31, 2015.

<u>Information Statement filed as Exhibit 99.1</u>

<u>Risk Factors, page 19</u>

<u>Our Performance Chemicals segment is highly dependent on CTO…., page 23</u>

2. We note the additional disclosures you provided in your response to comment 3 of our letter dated March 21, 2016. We also note the terms of the revised long-term supply agreement with WestRock includes provisions that provide: a premium for volume and length of supply; a pricing floor that you state could materially and adversely affect your results of operations; and, a meet-or-release provision. Without context regarding: the variability of market prices of CTO; the magnitude of the premium and floor; or, the likelihood the pricing floor or meet-or-release provision may be triggered during the term of the agreement, it is difficult to evaluate this risk on your results. Please revise your disclosures to provide additional information to enable investors to better assess this risk.

Please also revise your disclosures to address the pricing terms of your sales agreements with customers, including your ability to pass through changes in costs.

The Separation, page 36

Treatment of Equity Awards, page 40

3. Please disclose and discuss the impact of the vesting of equity awards held by your employees and the terms and timing of your reimbursement to WestRock for the related cost. Please reflect the impact in the pro forma financial statements, to the extent applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Ingevity, page 49

Separation and Distribution impact on liquidity, page 60

4. Please address the impact of the separation and distribution on your long term cash flow requirements.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5. Please make arrangements with your auditor to revise their report to indicate the city and state in which their report was issued, as required by Rule 2-02(a) of Regulation S-X.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-mail
Gregory Ostling, Esq.
Matthew Danzig, Esq.